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                               RICOH COMPANY, LTD.

                                 April 10, 2009

VIA EDGAR AND
-------------
OVERNIGHT DELIVERY
------------------

Ms. Cecilia Blye
Chief, Office of Global Security Risk
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-3628

     Re:  Ricoh Company, Ltd.
          Form 20-F for the Fiscal Year Ended March 31, 2008
          Filed June 27, 2008
          File No. 2-68279
          ----------------------------------------------------

Dear Ms. Blye:

          In connection with the comments regarding the annual report of Ricoh Company, Ltd. ("Ricoh") on Form 20-F for the fiscal year ended March 31, 2008 in your letter dated March 31, 2009, we offer the following responses. For the convenience of the staff of the U.S. Securities and Exchange Commission (the "Staff"), we have reproduced the two comments set forth in your letter in boldface type, which is followed by our responses.

General
-------

1. WE NOTE THE DISCLOSURE ON PAGE 21 OF YOUR FORM 20-F THAT YOU OPERATE IN AFRICA AND THE MIDDLE EAST, REGIONS THAT INCLUDE SUDAN, SYRIA, AND IRAN. ALSO, WE NOTE THAT YOU LIST DISTRIBUTORS OF YOUR OFFICE EQUIPMENT AND DIGITAL DUPLICATORS IN IRAN, SUDAN, AND SYRIA ON YOUR WEBSITE. IRAN, SUDAN, AND SYRIA ARE IDENTIFIED BY THE U.S. DEPARTMENT OF STATE AS STATE SPONSORS OF TERRORISM, AND ARE SUBJECT TO U.S. ECONOMIC SANCTIONS AND EXPORT CONTROLS. WE NOTE THAT YOUR FORM 20-F DOES NOT INCLUDE DISCLOSURE REGARDING CONTACTS WITH IRAN, SUDAN, AND SYRIA. PLEASE DESCRIBE TO US THE NATURE AND EXTENT OF YOUR PAST, CURRENT, AND ANTICIPATED CONTACTS WITH THE REFERENCED COUNTRIES, WHETHER THROUGH AFFILIATES, DISTRIBUTORS, RESELLERS, OR OTHER DIRECT OR INDIRECT ARRANGEMENTS. YOUR RESPONSE SHOULD DESCRIBE ANY PRODUCTS, EQUIPMENT, COMPONENTS, TECHNOLOGY, AND SERVICES YOU HAVE PROVIDED TO THOSE COUNTRIES, AND ANY AGREEMENTS, COMMERCIAL ARRANGEMENTS, OR OTHER CONTACTS YOU HAVE HAD WITH THE GOVERNMENTS OF THOSE COUNTRIES OR ENTITIES CONTROLLED BY THOSE GOVERNMENTS.

     RESPONSE:

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Ms. Cecilia Blye
Chief, Office of Global Security Risk
April 10, 2009
Page 2

     Ricoh does not have any direct or indirect subsidiaries or affiliates in Iran, Sudan or Syria, nor does it have any factories or other properties located in such countries. Ricoh's indirect non-U.S. subsidiaries, Ricoh International B.V. (a company organized under the laws of the Netherlands) and NRG International Limited (a company organized under the laws of the Channel Islands), sell Ricoh products to certain unaffiliated distributors (including those that are listed on Ricoh's website) in Iran, Sudan and Syria. In addition, as discussed below, such subsidiaries also sell and rent Ricoh products to offices of certain international organizations located in Sudan and Syria. The products so sold or rented in Iran, Sudan and Syria are not sold or rented by Ricoh's subsidiaries or affiliates organized in the United States, and Ricoh and its subsidiaries and affiliates have in place appropriate policies and procedures to ensure that permissible transactions are conducted in full compliance with applicable laws and regulations.

     For the fiscal years ended March 31, 2006, 2007 and 2008, Ricoh's total net sales were Yen 1,909.2 billion, Yen 2,068.9 billion and Yen 2,219.9 billion, respectively. Ricoh's limited business contact with each country is discussed below. The financial figures provided below for each country is based primarily on information provided to us by the two indirect subsidiaries noted above in response to inquiries we initiated to respond to your queries. As you will note, however, the business with these countries is de minimis and is not material, either individually or in the aggregate, to Ricoh.

     Iran
     ----

     As noted above, two of Ricoh's indirect non-U.S. subsidiaries sell wide format copiers, digital copiers (which reproduce images by printing a copy of each scanned page), multifunctional printers, laser printers, digital duplicators (which reproduce images by printing from a master proof), laser facsimile machines, peripherals, and related supplies and parts of such products to certain unaffiliated distributors in Iran.

     For the fiscal years ended March 31, 2006, 2007 and 2008, net sales to Iran were approximately Yen 493.1 million, Yen 581.6 million and Yen 462.9 million, respectively. As a percentage of total net sales, net sales to Iran for the fiscal years ended March 31, 2006, 2007, 2008 comprised approximately 0.026%, 0.028% and 0.021%, respectively. Ricoh does not have any plans to increase its unaffiliated distributor base in Iran and does not anticipate any material change in the extent or nature of its activities in Iran in the near future.

     While sales to the unaffiliated distributors in Iran were conducted pursuant to certain distribution agreements, to the best of Ricoh's knowledge, it has not directly or indirectly entered into any agreement or commercial arrangement, nor does it have any direct or indirect contact, with the government of Iran or any entity controlled by the government of Iran.

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Ms. Cecilia Blye
Chief, Office of Global Security Risk
April 10, 2009
Page 3

     Sudan
     -----

     As noted above, two of Ricoh's indirect non-U.S. subsidiaries sell wide format copiers, digital copiers, multifunctional printers, laser printers, digital duplicators, peripherals, and related supplies and parts of such products to certain unaffiliated distributors in Sudan. In addition, such non-U.S. subsidiaries also sell and rent these Ricoh products to offices of international organizations (such as the World Health Organization, the World Food Programme and the United Nations Mission in Sudan) located in Sudan.

     For the fiscal years ended March 31, 2006, 2007 and 2008, net sales to Sudan were approximately Yen 221.3 million, Yen 273.8 million and Yen 336.5 million, respectively. As a percentage of total net sales, net sales to Sudan for the fiscal years ended March 31, 2006, 2007, 2008 comprised approximately 0.012%, 0.013% and 0.015%, respectively. Ricoh does not have any plans to increase its unaffiliated distributor base or its sales or rentals to offices of international organizations located in Sudan and does not anticipate any material change in the extent or nature of its activities in Sudan in the near future.

     While sales to the unaffiliated distributors in Sudan were conducted pursuant to certain distribution agreements and sales and rentals to offices of international organizations located in Sudan were conducted pursuant to certain sales or rental agreements, to the best of Ricoh's knowledge, it has not directly or indirectly entered into any agreement or commercial arrangement, nor does it have any direct or indirect contact, with the government of Sudan or any entity controlled by the government of Sudan.

     Syria
     -----

     As noted above, two of Ricoh's indirect non-U.S. subsidiaries sell wide format copiers, digital copiers, multifunctional printers, laser printers, digital duplicators, peripherals, and related supplies and parts of such products to certain unaffiliated distributors in Syria. In addition, such non-U.S. subsidiaries also sell and rent these Ricoh products to certain international organizations (such as the United Nations Works and Reconstruction Agency) located in Syria.

     For the fiscal years ended March 31, 2006, 2007 and 2008, net sales to Syria were approximately Yen 217.9 million, Yen 350.6 million and Yen 281.6 million, respectively. As a percentage of total net sales, net sales to Syria for the fiscal years ended March 31, 2006, 2007, 2008 comprised approximately 0.011%, 0.017% and 0.013%, respectively. Ricoh does not have any plans to increase its unaffiliated distributor base or its sales or rentals to offices of international organizations located in Syria and does not anticipate any material change in the extent or nature of its activities in Syria in the near future.

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Ms. Cecilia Blye
Chief, Office of Global Security Risk
April 10, 2009
Page 4

     While sales to the unaffiliated distributors in Syria were conducted pursuant to certain distribution agreements and sales and rentals to offices of international organizations located in Sudan were conducted pursuant to certain sales or rental agreements, to the best of Ricoh's knowledge, it has not directly or indirectly entered into any agreement or commercial arrangement, nor does it have any direct or indirect contact, with the government of Syria or any entity controlled by the government of Syria.

2. PLEASE DISCUSS THE MATERIALITY OF ANY CONTACTS WITH IRAN, SUDAN, AND SYRIA DESCRIBED IN RESPONSE TO THE FOREGOING COMMENT, AND WHETHER THOSE CONTACTS CONSTITUTE A MATERIAL INVESTMENT RISK FOR YOUR SECURITY HOLDERS. YOU SHOULD ADDRESS MATERIALITY IN QUANTITATIVE TERMS, INCLUDING THE APPROXIMATE DOLLAR AMOUNTS OF ANY ASSOCIATED REVENUES, ASSETS, AND LIABILITIES FOR THE LAST THREE FISCAL YEARS AND ANY SUBSEQUENT PERIOD. ALSO, ADDRESS MATERIALITY IN TERMS OF QUALITATIVE FACTORS THAT A REASONABLE INVESTOR WOULD DEEM IMPORTANT IN MAKING AN INVESTMENT DECISION, INCLUDING THE POTENTIAL IMPACT OF CORPORATE ACTIVITIES UPON A COMPANY'S REPUTATION AND SHARE VALUE. AS YOU MAY BE AWARE, VARIOUS STATE AND MUNICIPAL GOVERNMENTS, UNIVERSITIES, AND OTHER INVESTORS HAVE PROPOSED OR ADOPTED DIVESTMENT OR SIMILAR INITIATIVES REGARDING INVESTMENT IN COMPANIES THAT DO BUSINESS WITH U.S.-DESIGNATED STATE SPONSORS OF TERRORISM. YOUR MATERIALITY ANALYSIS SHOULD ADDRESS THE POTENTIAL IMPACT OF THE INVESTOR SENTIMENT EVIDENCED BY SUCH ACTIONS DIRECTED TOWARD COMPANIES THAT HAVE OPERATIONS ASSOCIATED WITH IRAN, SUDAN, AND SYRIA.

     RESPONSE:

     As discussed in more detail in the response to Comment 1 above, as a percentage of total net sales, Ricoh's net sales derived from each of Iran, Sudan and Syria, did not exceed 0.03% for each such country during the fiscal years ended March 31, 2006, 2007 and 2008. In addition, as a percentage of Ricoh's total net sales, the aggregate net sales derived from Iran, Sudan and Syria collectively did not exceed 0.06% for any of the fiscal years ended March 31, 2006, 2007 and 2008. Accordingly, Ricoh does not view its business contracts with Iran, Sudan or Syria to be quantitatively material to Ricoh or its investors.

     In addition, Ricoh does not believe that its limited business contacts with Iran, Sudan and Syria to be qualitatively material to its reputation or its share value because (i) Ricoh has in place policies and procedures that ensure that transactions with Iran, Sudan and Syria are in compliance with applicable laws and regulations, (ii) Ricoh does not have any subsidiaries or affiliates, factories or other properties in Iran, Sudan or Syria and (iii) the agreements entered into by indirect non-U.S. subsidiaries of Ricoh as they relate to Iran, Sudan or Syria are for the distribution through unaffiliated distributors, or the sale or rental to offices of international organizations located in such countries, of a limited selection of Ricoh products solely for general commercial use. Ricoh products sold in Iran, Sudan and Syria have strictly non-sensitive

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Ms. Cecilia Blye
Chief, Office of Global Security Risk
April 10, 2009
Page 5

commercial applications; they do not have military or dual-use applications nor are they the type of products that can contribute to human rights abuses.

     Ricoh recognizes that some institutional and government investors have announced their concerns about investing in companies that do business with countries that are U.S. designated state sponsors of terrorism; and in addition, various governments, and several universities and asset management companies have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. designated state sponsors of terrorism. Ricoh will continue to monitor such legislation as well as the level of investor concern regarding its business contacts with those countries.

     At the current time, however, given the limited amount of business and the safeguards for regulatory compliance Ricoh has in place, Ricoh believes that its limited sales into Iran, Sudan and Syria (i) are not material to its operations or financial results, (ii) do not present a material investment risk to its investors and (iii) are not reasonably likely to have any adverse effect on its reputation or share value. If this situation were to change, Ricoh will consider including appropriate disclosure in its Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (the "Commission").

                                    *   *   *

     In connection with our response to your comments on our filing, we acknowledge that (i) Ricoh is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) Ricoh may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Ms. Cecilia Blye
Chief, Office of Global Security Risk
April 10, 2009
Page 6

     Should you have any questions regarding our responses, please do not hesitate to contact either by phone and/or email my colleague Hiroshi Ohsawa, General Manager of Accounting Department (+81-3-6278-4905;
hiroshi.ohsawa@nts.ricoh.co.jp) or myself (+81-3-5411-4738;
zenji.miura@nts.ricoh.co.jp).


                                     Sincerely,

                                     /s/ Zenji Miura
                                     -------------------------------------------
                                     Zenji Miura
                                     Director, Chief Financial Officer
                                     Corporate Executive Vice President
                                     Ricoh Company, Ltd.

cc:  Mr. Pradip Bhaumik, Special Counsel
     Office of Global Security Risk
     United States Securities and Exchange Commission